November 6, 2019

Timothy Foat
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
1204 Tangerine Street
El Cajon, CA 92021

       Re: Bio-Matrix Scientific Group, Inc.
           Form 10-12G
           Filed October 11, 2019
           File No. 000-32201

Dear Mr. Foat:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G filed October 11, 2019

Item 1. Business., page 3

1. Revise to describe the development of your business during the last three years. Refer to
       Item 101(h) of Regulation S-K.
2. Please expand your disclosure to address the status of your predecessor business (i.e., Bio
       Matrix Scientific Group, Inc. prior to the reverse acquisition with Pine Hills, Inc.) and whether there are any continuing operations.
Item 2. Financial Information.
Management's Discussion and Analysis, page 5

3. Revise your discussion to describe other components of your financial statements, such as your expenses, so that a reader can appreciate how your operations have historically performed. Refer to Item 303(a)(3) of Regulation S-K.
 Timothy Foat
Bio-Matrix Scientific Group, Inc.
November 6, 2019
Page 2
4. Please expand your disclosure to explain the nature of your revenues and to provide analysis to enable an understanding of the results of your operations. Refer to Item 303(a)
         of Regulation S-K and Release No. 33-8350 "Interpretation: Commission Guidance
         Regarding Management's Discussion and Analysis of Financial Condition and Results of
         Operations" which can be located on the Commission's website at https://www.sec.gov/rules/interp/33-8350.htm.
Item 11. Description of Registrant's Securities to be Registered, page 16

5. Revise to describe how many shares of preferred stock, in general, you are authorized to issue.
Notes to Consolidated Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies
A. Basis of Accounting, page 23

6. Your disclosure states that you have adopted a September 30 fiscal year end. This appears to be inconsistent with Article VIII of your amended and restated By-Laws filed in exhibit 3.VIII which states your fiscal year end is July 31. Please clarify or revise.
Note 1   I. Revenue Recognition, page 25

7. Please expand your disclosures regarding the recognition of revenue from contracts with customers to include all the required applicable disclosures from FASB ASC 606-10-50 including, but not limited to, disaggregation of revenue (ASC 606-10-50-5), performance obligations (ASC 606-10-50-12), and significant judgments (ASC 606-10-50-17).
General

8. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not resolved all of the enclosed comments. If you do not wish to incur those obligations until all of the
FirstName LastNameTimothy Foat
       following issues are resolved, you may wish to consider withdrawing your registration
Comapany NameBio-Matrix Scientific Group, Inc. statement when you have revised your statement and resubmitting a new registration document.
November 6, 2019 Page 2
FirstName LastName
 Timothy Foat
FirstName LastNameTimothyInc.
Bio-Matrix Scientific Group, Foat
Comapany 6, 2019
November NameBio-Matrix Scientific Group, Inc.
Page 3
November 6, 2019 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact James Giugliano at 202-551-3319 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services